February 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Officer of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Brigitte Lippmann
Ruairi Regan

Re:	B. Riley Principal 150 Merger Corp.
Amendment No. 1 Registration Statement on Form S-1
Filed January 27, 2021
File No. 333-251955

On behalf of our client, B. Riley Principal 150 Merger Corp., a company organized under the laws of the State of Delaware (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registration Statement on Form S-1, filed with the Commission on January 27, 2021 (the “Registration Statement”), contained in the Staff’s letter dated February 3, 2021 (the “Comment Letter”).

The Company will file via EDGAR Amendment No. 2 to the Registration Statement, which reflects the Company’s response to the comments received by the Staff and certain other updated information. For ease of reference, the comments contained in the Comment Letter are printed below and are followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Registration Statement Cover Page, page 1

1.	Please include a footnote to the registration fee table stating that market making activities are being registered.

Response: The Company has included a footnote to the registration fee table stating that market making activities are being registered.

Risk Factors
Provisions in our amended and restated certificate of incorporation..., page 59

2.	We note that section 12.1 of your Form of Amended and Restated Certificate of Incorporation provides that: “Additionally, unless the Corporation consents in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Corporation or any of its directors, officers, other employees or agents.” Please reconcile with your disclosure on page 59 that excludes any claim “(C) arising under the federal securities laws, including the Securities Act as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums.” If this provision in section 12.1 applies to Securities Act claims please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

United States Securities and Exchange Commission

February 8, 2021

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 59 and 130 of the Registration Statement.

Independent Registered Public Accounting Firm’s Consent, page EX-23

3.	We note that the consent indicates that the audit report includes an explanatory paragraph for a going concern issue. However; the audit report in your filing does not include an explanatory paragraph for a going concern issue. Please address this matter in an amended filing.

Response: In response to the Staff’s comment, the auditors have furnished their report which includes the explanatory paragraph regarding the company’s ability to continue as a going concern and which appears in this amendment.

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Mr. Daniel Shribman, B. Riley Principal 150 Merger Corp.